

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2021

Robert Bondurant
President and Chief Executive Officer
Martin Midstream GP LLC
4200 Stone Road
Kilgore, TX 75662

> **Re: Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 3, 2021**
> **Form 10-Q for the Quarterly Period Ended September 30, 2021**
> **Filed October 25, 2021**
> **Item 2.02 on Form 8-K Filed October 20, 2021**
> **File No. 000-50056**

Dear Mr. Bondurant:

　　We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 49

1.　　While you refer to "distributable cash flow" and "adjusted free cash flow" as non-GAAP performance measures in your Form 10-K for the fiscal year ended December 31, 2020 and Form 10-Q for the fiscal quarter ended September 30, 2021, they appear to be non-GAAP liquidity measures because they are significant measures to "compare basic cash flows generated by us to the cash distributions we expect to pay our unitholders" and "reflect the amount of cash available for reducing debt, investing in additional capital projects, paying distributions, and similar matters." Please revise your disclosure to reconcile these non-GAAP liquidity measures to net cash provided by (used in) operating activities, which appears to be the most directly comparable GAAP measure. Please disclose the most directly comparable GAAP measure with equal or greater prominence wherever "distributable cash flow" and "adjusted free cash flow" are disclosed. We refer you to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Item 2.02 Form 8-K for the fiscal quarter ended September 30, 2021.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services